FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim results
for the half year ended
30 June 2011

Contents (continued)

Page

Risk and balance sheet management	118

Capital	118

Funding and liquidity risk	122

Credit risk	131

Market risk	165

Independent review report	172

Risk factors	174

Statement of directors' responsibilities	178

Additional information	179

Appendix 1 Income statement reconciliations

Appendix 2 Businesses outlined for disposal

Appendix 3 Additional risk management disclosures

Appendix 4 Asset Protection Scheme

Glossary of terms

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile;  certain ring-fencing proposals; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group's counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain businesses, assets and liabilities from RBS Bank N.V. to RBS plc; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other government and regulatory bodies; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the recommendations made by the UK Independent Commission on Banking and their potential implications; the participation of the Group in the APS and the effect of the APS on the Group's financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The financial information on pages 5 to 61, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. This information is provided to give a better understanding of the results of the Group's operations. Group operating profit on this basis excludes:

•	movements in the fair value of own debt;

•	Asset Protection Scheme credit default swap - fair value changes;

•	Payment Protection Insurance costs;

•	sovereign debt impairment and related interest rate hedge adjustments;

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain on redemption of own debt;

•	strategic disposals;

•	bonus tax; and

•	RFS Holdings minority interest (RFS MI).

Net interest margin
The basis of calculating the net interest margin (NIM) was refined in Q1 2011 and reflects the actual number of days in each quarter. Group and divisional NIMs for 2010 have been re-computed on the new basis.

Results summary

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Core
Total income (1)	6,789	7,547	7,307	14,336	15,513
Operating expenses (2)	(3,557)	(3,798)	(3,528)	(7,355)	(7,319)
Insurance net claims	(703)	(784)	(1,108)	(1,487)	(2,111)
Operating profit before impairment losses (3)	2,529	2,965	2,671	5,494	6,083
Impairment losses (4)	(853)	(872)	(1,097)	(1,725)	(2,068)
Operating profit (3)	1,676	2,093	1,574	3,769	4,015

Non-Core
Total income (1)	978	486	856	1,464	1,773
Operating expenses (2)	(335)	(323)	(575)	(658)	(1,214)
Insurance net claims	(90)	(128)	(215)	(218)	(348)
Operating profit before impairment losses (3)	553	35	66	588	211
Impairment losses (4)	(1,411)	(1,075)	(1,390)	(2,486)	(3,094)
Operating loss (3)	(858)	(1,040)	(1,324)	(1,898)	(2,883)

Total
Total income (1)	7,767	8,033	8,163	15,800	17,286
Operating expenses (2)	(3,892)	(4,121)	(4,103)	(8,013)	(8,533)
Insurance net claims	(793)	(912)	(1,323)	(1,705)	(2,459)
Operating profit before impairment losses (3)	3,082	3,000	2,737	6,082	6,294
Impairment losses (4)	(2,264)	(1,947)	(2,487)	(4,211)	(5,162)
Operating profit (3)	818	1,053	250	1,871	1,132
Fair value of own debt	339	(480)	619	(141)	450
Asset Protection Scheme credit default swap - fair value changes	(168)	(469)	500	(637)	-
Payment Protection Insurance costs	(850)	-	-	(850)	-
Sovereign debt impairment	(733)	-	-	(733)	-
Other items	(84)	(220)	(195)	(304)	(413)
(Loss)/profit before tax	(678)	(116)	1,174	(794)	1,169

Memo: (Loss)/profit before tax, pre APS	(510)	353	674	(157)	1,169

For definitions of the notes refer to page 7.

Results summary (continued)

	Quarter ended			Half year ended
Key metrics	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010

Performance ratios
Core
- Net interest margin	2.18%	2.26%	2.25%	2.22%	2.20%
- Cost:income ratio (5)	58%	56%	57%	57%	55%
- Return on equity	11.7%	15.1%	11.5%	13.4%	14.3%
- Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.7p	0.6p	(0.4p)	1.3p	0.9p
- Adjusted earnings per ordinary and B share from continuing operations assuming a normalised tax rate of 26.5% (2010 - 28.0%)	1.1p	1.4p	1.0p	2.5p	2.6p
Non-Core
- Net interest margin	0.87%	0.90%	1.23%	0.89%	1.25%
- Cost:income ratio (5)	38%	90%	90%	53%	85%
Group
- Net interest margin	1.97%	2.03%	2.03%	2.00%	1.99%
- Cost:income ratio (5)	56%	58%	60%	57%	58%
Continuing operations
- Basic (loss)/gain per ordinary and B share (6)	(0.8p)	(0.5p)	0.8p	(1.3p)	0.6p

For definitions of the notes refer to page 7.

Results summary (continued)

	30 June 2011	31 March 2011	Change	31 December 2010	Change

Capital and balance sheet
Total assets	£1,446bn	£1,413bn	2%	£1,454bn	(1%)
Funded balance sheet (7)	£1,051bn	£1,052bn	-	£1,026bn	2%
Loan:deposit ratio - Core (8)	96%	96%	-	96%	-
Loan:deposit ratio - Group (8)	114%	115%	(100bp)	117%	(300bp)
Risk-weighted assets - gross	£529bn	£538bn	(2%)	£571bn	(7%)
Benefit of Asset Protection Scheme (APS)	(£95bn)	(£98bn)	(3%)	(£106bn)	(10%)
Risk-weighted assets - net of APS	£434bn	£440bn	(1%)	£465bn	(7%)
Total equity	£76bn	£76bn	-	£77bn	(1%)
Core Tier 1 ratio*	11.1%	11.2%	(10bp)	10.7%	40bp
Tier 1 ratio	13.5%	13.5%	-	12.9%	60bp
Risk elements in lending (REIL)	£42bn	£41bn	2%	£39bn	8%
REIL as a % of gross loans and advances (9)	8.3%	7.9%	40bp	7.3%	100bp
Provision balance as a % of REIL and potential problem loans (PPL)	48%	46%	200bp	46%	200bp
Tier 1 leverage ratio (10)	17.8x	17.4x	2%	16.8x	6%
Tangible equity leverage ratio (11)	5.3%	5.3%	-	5.5%	(20bp)
Tangible equity per ordinary and B share (12)	50.3p	50.1p	-	51.1p	2%

* Benefit of APS in Core Tier 1 ratio is 1.3% at 30 June 2011 (31 March 2011 - 1.3%; 31 December 2010 - 1.2%).

Notes:
(1)
Excluding movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.

(2)
Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

(3)
Operating profit/(loss) before tax, movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax and RFS Holdings minority interest.

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments.
(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(6)	(Loss)/profit from continuing operations attributable to ordinary and B shareholders divided by weighted average number of ordinary and B shares in issue. Refer to page 82.
(7)	Funded balance sheet represents total assets less derivatives.
(8)	Net of provisions.
(9)	Gross loans and advances to customers including disposal groups, excluding reverse repurchase agreements (reverse repos).
(10)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(11)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).
(12)	Tangible equity per ordinary and B share is total tangible equity divided by number of ordinary and B shares in issue.

Results summary - statutory

Highlights

•	Income of £8,238 million for Q2 2011 and £15,296 million for H1 2011.

•	Operating loss before tax of £678 million for Q2 2011 and £794 million for H1 2011.

•	Core Tier 1 ratio of 11.1%.

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
	£m	£m	£m	£m	£m

Continuing operations:
Total income	8,238	7,058	9,437	15,296	17,960
Operating expenses	(5,017)	(4,315)	(4,453)	(9,332)	(9,170)
Operating profit before impairment losses	2,428	1,831	3,661	4,259	6,331
Impairment losses	(3,106)	(1,947)	(2,487)	(5,053)	(5,162)
Operating (loss)/profit before tax	(678)	(116)	1,174	(794)	1,169
(Loss)/profit attributable to ordinary and B shareholders	(897)	(528)	257	(1,425)	9

A reconciliation between statutory and managed view income statements is shown in Appendix 1 to this announcement.

Summary consolidated income statement
for the half year ended 30 June 2011

In the income statement set out below, movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax and RFS Holdings minority interest are shown separately. In the statutory condensed consolidated income statement on page 62, these items are included in income and operating expenses as appropriate.

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Core	£m	£m	£m	£m	£m

Net interest income	3,000	3,052	3,212	6,052	6,247

Non-interest income (excluding insurance net premium income)	2,794	3,484	2,990	6,278	7,040
Insurance net premium income	995	1,011	1,105	2,006	2,226

Non-interest income	3,789	4,495	4,095	8,284	9,266

Total income (1)	6,789	7,547	7,307	14,336	15,513
Operating expenses (2)	(3,557)	(3,798)	(3,528)	(7,355)	(7,319)

Profit before other operating charges	3,232	3,749	3,779	6,981	8,194
Insurance net claims	(703)	(784)	(1,108)	(1,487)	(2,111)

Operating profit before impairment losses (3)	2,529	2,965	2,671	5,494	6,083
Impairment losses (4)	(853)	(872)	(1,097)	(1,725)	(2,068)

Operating profit (3)	1,676	2,093	1,574	3,769	4,015

Non-Core

Net interest income	233	250	472	483	971

Non-interest income (excluding insurance net premium income)	650	98	211	748	461
Insurance net premium income	95	138	173	233	341

Non-interest income	745	236	384	981	802

Total income (1)	978	486	856	1,464	1,773
Operating expenses (2)	(335)	(323)	(575)	(658)	(1,214)

Profit before other operating charges	643	163	281	806	559
Insurance net claims	(90)	(128)	(215)	(218)	(348)

Operating profit before impairment losses (3)	553	35	66	588	211
Impairment losses (4)	(1,411)	(1,075)	(1,390)	(2,486)	(3,094)

Operating loss (3)	(858)	(1,040)	(1,324)	(1,898)	(2,883)

For definitions of the notes refer to page 7.

Summary consolidated income statement
for the half year ended 30 June 2011 (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Total	£m	£m	£m	£m	£m

Net interest income	3,233	3,302	3,684	6,535	7,218

Non-interest income (excluding insurance net premium income)	3,444	3,582	3,201	7,026	7,501
Insurance net premium income	1,090	1,149	1,278	2,239	2,567

Non-interest income	4,534	4,731	4,479	9,265	10,068

Total income (1)	7,767	8,033	8,163	15,800	17,286
Operating expenses (2)	(3,892)	(4,121)	(4,103)	(8,013)	(8,533)

Profit before other operating charges	3,875	3,912	4,060	7,787	8,753
Insurance net claims	(793)	(912)	(1,323)	(1,705)	(2,459)

Operating profit before impairment losses (3)	3,082	3,000	2,737	6,082	6,294
Impairment losses (4)	(2,264)	(1,947)	(2,487)	(4,211)	(5,162)

Operating profit (3)	818	1,053	250	1,871	1,132
Fair value of own debt	339	(480)	619	(141)	450
Asset Protection Scheme credit default swap - fair value changes	(168)	(469)	500	(637)	-
Payment Protection Insurance costs	(850)	-	-	(850)	-
Sovereign debt impairment	(733)	-	-	(733)	-
Amortisation of purchased intangible assets	(56)	(44)	(85)	(100)	(150)
Integration and restructuring costs	(208)	(145)	(254)	(353)	(422)
Gain on redemption of own debt	255	-	553	255	553
Strategic disposals	50	(23)	(411)	27	(358)
Other	(125)	(8)	2	(133)	(36)

(Loss)/profit before tax	(678)	(116)	1,174	(794)	1,169
Tax charge	(222)	(423)	(825)	(645)	(932)

(Loss)/profit from continuing operations	(900)	(539)	349	(1,439)	237
Profit/(loss) from discontinued operations, net of tax	21	10	(1,019)	31	(706)

Loss for the period	(879)	(529)	(670)	(1,408)	(469)
Non-controlling interests	(18)	1	946	(17)	602
Preference share and other dividends	-	-	(19)	-	(124)

(Loss)/profit attributable to ordinary and B shareholders	(897)	(528)	257	(1,425)	9

For definitions of the notes refer to page 7.

Summary consolidated balance sheet
at 30 June 2011

	30 June 2011	31 March 2011	31 December 2010
	£m	£m	£m

Loans and advances to banks (1)	53,133	59,304	57,911
Loans and advances to customers (1)	489,572	494,148	502,748
Reverse repurchase agreements and stock borrowing	98,135	105,659	95,119
Debt securities and equity shares	268,596	253,596	239,678
Other assets	141,661	139,498	131,043

Funded assets	1,051,097	1,052,205	1,026,499
Derivatives	394,872	361,048	427,077

Total assets	1,445,969	1,413,253	1,453,576

Bank deposits (2)	71,573	63,829	66,051
Customer deposits (2)	428,703	428,474	428,599
Repurchase agreements and stock lending	124,203	130,047	114,833
Settlement balances and short positions	79,011	71,459	54,109
Subordinated liabilities	26,311	26,515	27,053
Other liabilities	252,117	256,518	262,113

Funded liabilities	981,918	976,842	952,758
Derivatives	387,809	360,625	423,967

Total liabilities	1,369,727	1,337,467	1,376,725
Owners' equity	74,744	74,076	75,132
Non-controlling interests	1,498	1,710	1,719

Total liabilities and equity	1,445,969	1,413,253	1,453,576

Memo: Tangible equity (3)	55,408	54,923	55,940

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Analysis of results

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	3,245	3,289	3,567	6,534	7,014

Average interest-earning assets	661,672	658,578	704,262	660,125	711,081

Net interest margin
- Group	1.97%	2.03%	2.03%	2.00%	1.99%
- Core
- Retail & Commercial (2)	3.22%	3.27%	3.11%	3.25%	3.06%
- Global Banking & Markets	0.70%	0.76%	1.01%	0.73%	1.07%
- Non-Core	0.87%	0.90%	1.23%	0.89%	1.25%

Notes:
(1)	For further analysis and details of adjustments refer to pages 68 and 69.
(2)	Retail & Commercial comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

Q2 2011 compared with Q1 2011
•
Net interest income (NII) fell 1% from Q1 2011, primarily reflecting an income recognition adjustment in UK Corporate in Q1 2011 and higher funding costs, along with the continued run-down of Non-Core assets.

•
Group NIM narrowed to 1.97% from 2.03% in the first quarter, or 3 basis points adjusting for the UK Corporate income recognition adjustment in Q1 2011. This reflected some tightening of margins in GBM and precautionary Group liquidity and funding strategies given the environment.

•
Core Retail & Commercial NIM decreased 5 basis points from Q1 2011 to 3.22%. Excluding the one-off adjustment in UK Corporate, Core R&C NIM was stable, 3.22% in Q2 2011 compared with 3.21% underlying in Q1 2011. Asset margins in UK Retail were stable as higher quality, lower loan to value, mortgage lending continued to increase as a proportion of total lending, curtailing further margin expansion.  Overall deposit margins held broadly flat quarter on quarter.

Q2 2011 compared with Q2 2010
•	NII was 9% lower than in Q2 2010, driven largely by lower lending in Non-Core.

•	Group NIM was 6 basis points lower, negatively impacted by margin reduction in GBM and Non-Core, as well as the costs of improved liquidity and funding metrics.

•	NIM was 11 basis points higher in Retail & Commercial at 3.22%, as asset margins widened across a number of divisions, partially offset by lower deposit margins given a competitive market.

H1 2011 compared with H1 2010
•
First half net interest income was 7% lower than in 2010 reflecting lower interest earning assets. Group NIM was stable, with strengthening asset margins in Retail & Commercial offsetting a decline in Non-Core and GBM, driven by a reduction in margin on the lending portfolio combined with higher costs of funding and liquidity.

Analysis of results (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,377	1,382	1,467	2,759	2,946
Income from trading activities	1,204	1,490	1,502	2,694	3,727
Other operating income	863	710	232	1,573	828

Non-interest income (excluding insurance net premium income)	3,444	3,582	3,201	7,026	7,501
Insurance net premium income	1,090	1,149	1,278	2,239	2,567

Total non-interest income	4,534	4,731	4,479	9,265	10,068

Key points

Q2 2011 compared with Q1 2011
•
Non-interest income fell by 4%, principally reflecting the decline in trading income in GBM after the strong results recorded in Q1 2011. Non-Core, however, recorded gains on a number of securities arising from restructured assets. A gain of £108 million was also recorded on the sale of Group Treasury's remaining shares in Visa.

•	The decline in insurance net premium income principally reflects the run-off of the legacy insurance book in Non-Core.

Q2 2011 compared with Q2 2010
•	Non-interest income increased by 1% to £4,534 million, principally reflecting the increase in Non-Core gains recognised in the quarter, partially offset by lower income from trading activities in GBM.

•
Net premium income in RBS Insurance declined by 8%, reflecting the earned impact of the reduction in the risk of the book and pricing action taken last year, together with the exit of unprofitable partnerships and personal lines broker business.

H1 2011 compared with H1 2010
•
Lower non-interest income was driven by the 18% fall in GBM trading income, reflecting buoyant market conditions experienced during the first half of 2010, contrasting with increased client risk aversion as a result of concerns over the Eurozone sovereign debt situation experienced in H1 2011.

Analysis of results (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,099	2,320	2,178	4,419	4,731
Premises and equipment	563	556	516	1,119	1,044
Other	834	865	974	1,699	1,909

Administrative expenses	3,496	3,741	3,668	7,237	7,684
Depreciation and amortisation	396	380	435	776	849

Operating expenses	3,892	4,121	4,103	8,013	8,533

General insurance	793	912	1,348	1,705	2,455
Bancassurance	-	-	(25)	-	4

Insurance net claims	793	912	1,323	1,705	2,459

Staff costs as a % of total income	27%	29%	27%	28%	27%

Key points

Q2 2011 compared with Q1 2011
•
Group second quarter costs were down 6%, principally driven by reduced staff costs in GBM, reflecting the division's lower income levels. Retail & Commercial costs were 2% higher, reflecting the phasing of technology project expenditure.

•	The Group cost:income ratio improved to 56%, compared with 58% in Q1 2011. The Core cost:income ratio was 58%, compared with 56% in the prior quarter, driven by a fall in GBM income.

Q2 2011 compared with Q2 2010
•	Group costs were 5% lower than in Q2 2010, with staff costs 4% lower.

•	Insurance net claims fell 40% from the high levels recorded in Q2 2010, which included increased bodily injury reserving.

H1 2011 compared with H1 2010
•	Total expenses were 6% lower than in H1 2010, with Core expenses stable and Non-Core 46% down.

•
The Group's Cost Reduction Programme is running ahead of its target to deliver annual savings of £2.5 billion by 2011, as announced in February 2009. Further opportunities to reduce costs and make headroom for new investment continue to be pursued. Savings totalled £1.4 billion in H1 2011 compared with £1.1 billion in H1 2010. The underlying run rate achieved was £2.9 billion per annum.

Analysis of results (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	2,237	1,898	2,479	4,135	5,081
Securities impairment losses	27	49	8	76	81

Group impairment losses	2,264	1,947	2,487	4,211	5,162

Loan impairment losses - customers
- latent	(188)	(107)	(76)	(295)	(45)
- collectively assessed	591	720	752	1,311	1,593
- individual assessed	1,834	1,285	1,803	3,119	3,533

Loan impairment losses	2,237	1,898	2,479	4,135	5,081

Core	810	852	1,096	1,662	2,046
Non-Core	1,427	1,046	1,383	2,473	3,035

Group	2,237	1,898	2,479	4,135	5,081

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.8%	1.5%	1.8%	1.6%	1.8%
Core	0.8%	0.8%	1.0%	0.8%	1.0%
Non-Core	6.0%	4.0%	4.4%	5.2%	4.8%

Note:
(1)	Gross loans and advances to customers include disposal groups and exclude reverse repurchase agreements.

Key points

Q2 2011 compared with Q1 2011
•
Impairments were £317 million higher at £2,264 million, driven by a significant increase in Non-Core, with higher provisions associated with development land values in Ireland and impairments relating to a small number of large corporates. Core impairments were 2% lower than in Q1 2011, with greater stability in Core Ulster Bank and US loan books partially offset by a number of single name corporate impairments in the UK.

•	Combined Ulster Bank (Core and Non-Core) impairments, though still elevated, declined slightly to £1,251 million.

Q2 2011 compared with Q2 2010
•	Core R&C impairments were 12% lower, with marked improvements in credit metrics for UK and US Retail & Commercial but increased provisions on single corporate exposures.

•	The Group impairment charge remained stable as a percentage of loans and advances at 1.8%.

H1 2011 compared with H1 2010
•	Group impairment losses were down 18%, with reductions in both Core and Non-Core impairments.

•	The Group impairment charge as a percentage of loans and advances was 20 basis points lower at 1.6%.

Analysis of results (continued)

	Quarter ended			Half year ended
	30 June 2011	31 March 2011	30 June 2010	30 June 2011	30 June 2010
One-off and other items	£m	£m	£m	£m	£m

Fair value of own debt*	339	(480)	619	(141)	450
Asset Protection Scheme credit default swap - fair value changes	(168)	(469)	500	(637)	-
Payment Protection Insurance costs	(850)	-	-	(850)	-
Sovereign debt impairment (1)	(733)	-	-	(733)	-
Other
- Amortisation of purchased intangible assets	(56)	(44)	(85)	(100)	(150)
- Integration and restructuring costs	(208)	(145)	(254)	(353)	(422)
- Gain on redemption of own debt	255	-	553	255	553
- Strategic disposals	50	(23)	(411)	27	(358)
- Bonus tax	(11)	(11)	(15)	(22)	(69)
- RFS Holdings minority interest	(5)	3	17	(2)	33
- Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	(109)	-	-	(109)	-

	(1,496)	(1,169)	924	(2,665)	37

* Fair value of own debt impact:
Income from trading activities	111	(186)	104	(75)	145
Other operating income	228	(294)	515	(66)	305

Fair value of own debt (FVOD)	339	(480)	619	(141)	450

Note:
(1)
The Group holds Greek government bonds with a notional amount of £1.45 billion. In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of these bonds as a result of Greece's continuing fiscal difficulties. This charge (c.50% of notional) wrote the bonds down to their market price as at 30 June 2011.

The bonds are classified as available-for-sale financial assets and measured at fair value. Under IFRS, when an available-for-sale financial asset is impaired, cumulative losses in other comprehensive income are recycled to profit or loss as an impairment charge. This mark was taken as of 30 June 2011, as called for under IFRS, and does not reflect subsequent events.

On 21 July 2011 proposals to restructure Greek government debt were announced by the Heads of State or Government of the Euro area and EU institutions. These proposals include a voluntary programme of debt exchange for bonds that mature in 2020 or earlier and a buyback plan developed by the Greek government. There are four different instruments in the exchange programme but each will be priced to produce a c.21% net present value loss based on an assumed discount rate of 9%; the Group holds bonds with a notional amount of £941 million that would be eligible for the exchange programme. If the proposals go ahead, the Group could recognise a credit of c.£275 million.

Key points

Q2 2011 compared with Q1 2011
•
As previously announced, an £850 million Payment Protection Insurance provision was taken in the quarter. This provision is in addition to an existing provision of £100 million, as well as £100 million already paid out to customers as at 30 June 2011.

•
Greece's continuing fiscal difficulties during Q2 2011 drove impairment on the Greek Government AFS bond portfolio, resulting in the recycling of £733 million cumulative losses included within the available-for-sale reserve, in the quarter.

•	A £255 million gain on purchase of own asset securitisation debt was booked in the quarter arising from a liability management exercise by Ulster Bank.

Analysis of results (continued)

Key points (continued)

Q2 2011 compared with Q1 2011 (continued)
•	Integration and restructuring costs increased to £208 million from £145 million in Q1 2011, reflecting the commencement of the RBS NV integration into RBS plc.

•
APS is accounted for as a derivative and the movements in fair value are recorded each quarter. Q2 2011 saw the charge fall by £301 million versus the prior quarter to £168 million. The cumulative APS charge now stands at £2,187 million.

Q2 2011 compared with Q2 2010
•	The FVOD gain in Q2 2011 at £339 million was significantly lower than the £619 million gain taken in Q2 2010, during which the Group's credit spreads widened markedly.

•
Strategic disposals gains in Q2 2011 reflect further progress on country disposals. Q2 2010 strategic disposal losses included a charge of £235 million relating to a restructuring of a bancassurance distribution agreement.

H1 2011 compared with H1 2010
•	Integration and restructuring charges fell 16% versus the same period last year reflecting the decline in the cost of established efficiency programmes, partially offset by new investment programmes.

For information relating to the bank levy refer to page 79.

Analysis of results (continued)

Capital resources and ratios	30 June 2011	31 March 2011	31 December 2010

Core Tier 1 capital	£48bn	£49bn	£50bn
Tier 1 capital	£58bn	£60bn	£60bn
Total capital	£62bn	£64bn	£65bn
Risk-weighted assets
- gross	£529bn	£538bn	£571bn
- benefit of the Asset Protection Scheme	(£95bn)	(£98bn)	(£106bn)
Risk-weighted assets	£434bn	£440bn	£465bn
Core Tier 1 ratio (1)	11.1%	11.2%	10.7%
Tier 1 ratio	13.5%	13.5%	12.9%
Total capital ratio	14.4%	14.5%	14.0%

Note:
(1)	The benefit of APS in Core Tier 1 ratio is 1.3% at 30 June 2011 (31 March 2011 - 1.3%; 31 December 2010 - 1.2%).

Key points
•
The Core Tier 1 ratio remained strong at 11.1%. The movement in the ratio reflects a small reduction in Core Tier 1 capital driven by the loss in the quarter, partially offset by a modest decline in gross risk-weighted assets, excluding the benefit provided by the APS.

•	The APS scheme provided relief equivalent to 1.3% of Core Tier 1.

•
GBM risk-weighted assets fell by £7.5 billion from Q1 2011, largely driven by a decrease in market risk as the division managed down its risk positions. Non-Core risk-weighted assets decreased by £3.8 billion as a result of further run-off and disposals in the quarter. These reductions were partially offset by an increase of £4.6 billion in Ulster Bank reflecting the impact of a weak economic environment on credit risk metrics.

Analysis of results (continued)

Balance sheet	30 June 2011	31 March 2011	31 December 2010

Total assets	£1,446bn	£1,413bn	£1,454bn
Funded balance sheet	£1,051bn	£1,052bn	£1,026bn
Loans and advances to customers (1)	£490bn	£494bn	£503bn
Customer deposits (2)	£429bn	£428bn	£429bn
Loan:deposit ratio - Core (3)	96%	96%	96%
Loan:deposit ratio - Group (3)	114%	115%	117%

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Net of provisions.

Key points
•
The Group's funded balance sheet remained stable over the quarter at £1,051 billion. Non-Core's funded assets fell by £12 billion in the quarter; the division remains on track to meet the year end target of under £100 billion of funded assets. GBM's funded assets declined £4 billion in the quarter and remain in the middle of the division's target range. Offsetting these decreases was an increase in the holding of Government bonds and increased cash balances held at Central Banks. Liquid assets increased, with the liquidity portfolio now £155 billion.

•
Loans and advances to customers fell by £4 billion in the quarter, reflecting further progress in the run-down of Non-Core assets. In Core, loan growth returned to the US Retail & Commercial franchise and balance sheet momentum continued in GTS. Retail & Commercial overall saw a £2 billion (1%) increase in loans and advances.

•
The Group loan:deposit ratio was 114% in Q2 2011, improving by 1% from the first quarter and down from 128% in Q2 2010. The Core loan:deposit ratio was 96% in Q2 2011, compared with 96% in Q1 2011 and 102% in Q2 2010.

Further discussion of the Group's funding and liquidity position is included on pages 122 to 130.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary